Exhibit 4.1
AMENDMENT NO. 2
This AMENDMENT NO. 2 , dated as of June 21, 2013 (this “Agreement”; capitalized terms used herein without definition having the meanings provided in Article I), is entered into among KOHL'S CORPORATION, a Wisconsin corporation (the “Borrower”), each Lender a party hereto and BANK OF AMERICA, N.A., as administrative agent (in such capacity, the “Administrative Agent”) for the Lenders.
PRELIMINARY STATEMENTS:
The Borrower, the Lenders and the Administrative Agent are parties to the Credit Agreement.
The Borrower has requested that the Lenders agree to amend the Credit Agreement as hereinafter set forth.
The Lenders party to this Agreement are, on the terms and conditions stated below, willing to grant such request and to amend the Credit Agreement as hereinafter set forth.
In connection with the amendments set forth herein, the Lenders have agreed to the re-allocation of the Commitments in effect immediately prior to the Agreement Effective Date (as defined below), and after giving effect to such re-allocation in accordance herewith, the Lenders designated as “Continuing Lenders” on the signature pages hereto (the “Continuing Lenders”) shall continue as Lenders under the Credit Agreement, as amended hereby (the “Amended Credit Agreement”), and the Lenders designated as “Exiting Lenders” on the signature pages hereto (the “Exiting Lenders”) shall have no Commitments under the Amended Credit Agreement.
NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each party to this Agreement agrees, as follows:
ARTICLE I
DEFINITIONS
.Definitions. The following terms (whether or not underscored) when used in this Agreement, including its preamble and recitals, shall have the following meanings (such definitions to be equally applicable to the singular and plural forms thereof):
“Administrative Agent” is defined in the preamble.
“Agreement” is defined in the preamble.
“Agreement Effective Date” means the date on which the conditions precedent to the effectiveness of this Agreement as specified in Article III herein have been satisfied.
“Borrower” is defined in the preamble.
“Credit Agreement” means the Credit Agreement dated as of June 23, 2011, as amended by Amendment No. 1 dated as of September 8, 2011 (the “Credit Agreement”), among the Borrower, the Lenders, the Swing Line Lenders, the Issuing Banks, the Administrative Agent and the other parties thereto.

“Lender” means each lender from time to time party to the Credit Agreement.
.
1.02    Other Definitions. Unless otherwise defined herein or the context otherwise requires, terms used in this Agreement, including its preamble and recitals, have the meanings provided in the Credit Agreement.
1.03     Other Interpretive Provisions. The rules of construction in Sections 1.2 to 1.4 of the Credit Agreement shall be equally applicable to this Agreement.

ARTICLE II
AMENDMENTS
.Amendments. Effective as of the Agreement Effective Date, the Credit Agreement is hereby amended as follows:
(a)Deletion of Definitions. Section 1.1 of the Credit Agreement is amended as follows:

(i)the definition of “Leverage Ratio” is deleted in its entirety.
(ii)the definition of “Capitalization” is deleted in its entirety.
(b)Replacement of Definitions. Section 1.1 of the Credit Agreement is amended as follows:
(i)part (a) of the definition of “Applicable Margin” is deleted in its entirety and is replaced with the following in lieu thereof:
“(a) Subject to clauses (b) and (c) of this definition, (i) with respect to the unpaid principal balance of Eurodollar Advances and the Letter of Credit Commissions, at all times during which the applicable Pricing Level set forth below is in effect, the percentage set forth below under the heading “Applicable Eurodollar and LC Margin” and adjacent to such Pricing Level, and (ii) with respect to the Facility Fee, at all times during which the applicable Pricing Level set forth below is in effect, the percentage set forth below under the heading “Facility Fee Margin” and adjacent to such Pricing Level:

Pricing Level	Applicable Eurodollar and LC Margin	Facility Fee Margin	All-in Drawn Pricing
Pricing Level I	0.9%	0.1%	1%
Pricing Level II	1%	0.125%	1.125%
Pricing Level III	1.1%	0.15%	1.25%
Pricing Level IV	1.3%	0.2%	1.5%
Pricing Level V	1.5%	0.25%	1.75%

(ii)part (a) of the definition of “Eurodollar Rate” is amended by:
(A)inserting the following words immediately after the words “a Eurodollar Advance”: “(i) in the case of a Eurodollar Advance denominated in Dollars,”;
(B)deleting the words “BBA LIBOR” and replacing such words with “or the successor thereto if the British Bankers Association is no longer making a LIBOR rate available (“LIBOR”)”, in lieu thereof, and making the appropriate replacements of the term “BBA LIBOR” with the term “LIBOR” in lieu thereof throughout the Credit Agreement;
(C)adding the following paragraph immediately at the end of clause (a):
“(ii) in the case of Eurodollar Advance denominated in Canadian Dollars, the rate per annum equal to the CDOR Rate; provided that if such rate is not available at such time for such term for any reason, the rate per annum determined by the Administrative Agent to be the discount rate (calculated on an annual basis and rounded upward, if necessary, to the nearest whole multiple of 1/100 of 1%, with 5/1,000 of 1% being rounded up) at or about 10:00 a.m. (Toronto, Ontario time) on the first day of such Interest Period (or such other day as is generally treated as the rate fixing day by market practice in such interbank market, as determined by the Administrative Agent) at which the Administrative Agent is then offering to purchase bankers' acceptances accepted by it having an aggregate face amount equal to the aggregate face amount of, and with a term equivalent to such Interest Period (or if such Interest Period is not equal to a number of months, having a term equivalent to the number of months closest to such Interest Period); and”

(iii)the definition of “Letter of Credit Commitment Amount” is deleted in its entirety and is replaced with the following in lieu thereof:
““Letter of Credit Commitment Amount”: $500,000,000.
(iv)the definition of “Revolving Credit Maturity Date” is deleted in its entirety and is replaced with the following in lieu thereof:
““Revolving Credit Maturity Date”: June 21, 2018, as the same may be extended from time to time in accordance with Section 2.14(a).”
(c)New Definitions. Section 1.1 of the Credit Agreement is amended as follows:

(i)the following new definition is added in its proper alphabetical order:
““CDOR Rate”. means, the rate per annum, equal to the average of the annual yield rates applicable to Canadian Dollar banker's acceptances at or about 10:00 a.m. (Toronto, Ontario time) on the date that is two (2) Business Days prior to the commencement of such Interest Period on the “CDOR Page” (or any display substituted therefor) of Reuters Monitor Money Rates Service (or such other page or commercially available source displaying Canadian interbank bid rates for Canadian Dollar bankers' acceptances as may be designated by the Administrative Agent from time to time) for a term equivalent to such Interest Period (or if such Interest Period is not equal to a number of months, for a term equivalent to the number of months closest to such Interest Period).”
(ii)the following new definition is added in its proper alphabetical order:
““Debt Ratio”: at any fiscal quarter end, the ratio of (x) Included Indebtedness as of such fiscal quarter end to (y) Consolidated EBITDAR for the period of four consecutive fiscal quarters ending as of such fiscal quarter.”
(iii)the following new definition is added in its proper alphabetical order:
““EBITDAR”: means, for any period, (A) an amount equal to net income for such period plus (a) the following to the extent deducted in calculating such net income: (i) interest charges for such period, (ii) the provision for income taxes (foreign and domestic) for such period, (iii) depreciation and amortization expense, (iv) capital losses from the Disposition of fixed assets for such period and (v) other expenses reducing such net income which do not represent a cash item in such period or any future period and minus (b) the following to the extent included in calculating such net income: (i) all non-cash items increasing net income for such period and (ii) capital gains from the Disposition of fixed assets for such period, plus (B) Rent during such period.”
(iv)the following new definition is added in its proper alphabetical order:
““Loan Party” means the Borrower.”
(v)the following new definition is added in its proper alphabetical order:
““Second Amendment Effective Date”: June 21, 2013.”
(vi)the following new definition is added in its proper alphabetical order:
““Standby Letters of Credit Commitment Amount”: $250,000,000.”
(vii)the following new definition is added in its proper alphabetical order:
““Standby Letter of Credit Exposure” as of any date and in respect of any Lender, an amount equal to (i) the sum as of such date, without duplication, of (x) the aggregate amount (determined in accordance with Section 2.10(e)) of all outstanding Standby Letters of Credit, (y) the aggregate amount of unpaid drafts drawn on all Standby Letters of Credit, and (z) the aggregate unpaid Reimbursement Obligations in connection with Standby Letters of Credit (after giving effect to any Revolving Credit Loans made on such date to pay any such Reimbursement Obligations), multiplied by (ii) such Lender's Commitment Percentage.”
(d)Section 2.10.    The first sentence of Section 2.10(a) of the Credit Agreement is deleted in its entirety and is replaced with the following in lieu thereof:
“Subject to the terms and conditions of this Agreement, each Issuing Bank agrees, in reliance on the agreement of the other Lenders set forth in Section 2.11, to Issue letters of credit (each a “New Letter of Credit” and collectively, the “New Letters of Credit”) in the form of standby letters of credit (the “Standby Letters of Credit”) or commercial letters of credit (the “Trade Letters of Credit”), denominated in Dollars or in Alternative Currencies for the account of the Borrower from time to time on any Business Day during the Revolving Credit Commitment Period (but excluding the ten consecutive Business Days immediately preceding the Revolving Credit Maturity Date), provided that immediately after the Issuance of each Letter of Credit (i) the Letter of Credit Exposure of all Lenders (whether or not the conditions for drawing under any Letter of Credit have or may be satisfied) would not exceed the Letter of Credit Commitment Amount, (ii) the Aggregate Credit Exposure would not exceed the Aggregate Revolving Credit Commitment Amount, (iii) the Standby Letter of Credit Exposure of all Lenders (whether or not the conditions for drawing under any Standby Letter of Credit have or may be satisfied) would not exceed the Standby Letter of Credit Commitment Amount, (iv) the Aggregate Credit Exposure denominated in Alternative Currencies would not exceed the Alternative Currency Sublimit, and (v) except to the extent otherwise agreed by an Issuing Bank in its sole discretion and solely as to itself, at no time shall the L/C Obligations of an Issuing Bank exceed 50% of the aggregate L/C Obligations hereunder.”
(e)Section 2.14.    Section 2.14(a) of the Credit Agreement is amended by deleting the term “Effective Date” each time it is used, and replacing it with the term “Second Amendment Effective Date” in lieu thereof.
(f)Section 3.9.    Section 3.9 of the Credit Agreement is deleted in its entirety and is replaced with the following in lieu thereof:

“Inability to Determine Rates. If in connection with any request for a Eurodollar Advance or a conversion to or continuation thereof, (a) the Administrative Agent determines that (i) deposits (whether in Dollars or an Alternative Currency) are not being offered to banks in the applicable offshore interbank market for such currency for the applicable amount and Interest Period of such Eurodollar Advance, or (ii) adequate and reasonable means do not exist for determining the Eurodollar Rate for any requested Interest Period with respect to a proposed Eurodollar Advance (whether denominated in Dollars or an Alternative Currency) or in connection with an existing or proposed ABR Advance, or (b) the Required Lenders determine that for any reason the Eurodollar Rate for any requested Interest Period with respect to a proposed Eurodollar Advance does not adequately and fairly reflect the cost to such Lenders of funding such Eurodollar Rate Loan, the Administrative Agent will promptly so notify the Company and each Lender. Thereafter, (x) the obligation of the Lenders to make or maintain Eurodollar Rate Loans in the affected currency or currencies shall be suspended, (to the extent of the affected Eurodollar Rate Loans or Interest Periods), and (y) in the event of a determination described in the preceding sentence with respect to the Eurodollar Rate component of the Alternate Base Rate, the utilization of the Eurodollar Rate component in determining the Alternate Base Rate shall be suspended, in each case until the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Eurodollar Rate Loans in the affected currency or currencies or, failing that, will be deemed to have converted such request into a request for ABR Advances. Notwithstanding the foregoing, in the case of a pending request for a Eurodollar Advance or conversion to or continuation in an Alternative Currency as to which the Administrative Agent has made the determination described in clause (a) of the first sentence of this paragraph, the Borrower, the Administrative Agent and the Required Lenders may establish a mutually acceptable alternative interest rate that reflects the all-in-cost of funds to such Lenders for funding Loans in the applicable currency and amount, and with the same Interest Period as the Eurodollar Advance requested to be made, converted or continued, as the case may be (the “Affected Advances”), in which case, such alternative rate of interest shall apply with respect to the Affected Advances until (x) the Administrative Agent revokes the notice delivered with respect to the Affected Advances under clause (a) of the first sentence of this paragraph, (y) the Required Lenders notify the Administrative Agent and the Borrower that such alternative interest rate does not adequately and fairly reflect the cost to such Lenders of funding the Affected Advances, or (z) any Lender determines that any law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for such Lender or its applicable lending office to make, maintain or fund Loans whose interest is determined by reference to such alternative rate of interest or to determine or charge interest rates based upon such rate or any Governmental Authority has imposed material restrictions on the authority of such Lender to do any of the foregoing and provides the Administrative Agent and the Borrower written notice thereof.”
(g)Section 7.8.    Section 7.8 of the Credit Agreement is deleted in its entirety and is replaced with the following in lieu thereof:

“7.8    Debt Ratio
At each fiscal quarter end, have a Debt Ratio of not more than 3.75 to 1.00.”
(h)Section 10.1.    Section 10.1 of the Credit Agreement is amended by deleting the words “or any other Loan Party” therein in their entirety.

(i)Exhibit A.    Exhibit A (List of Revolving Credit Commitment Amounts) of the Credit Agreement is deleted in its entirety and is replaced with the schedule attached hereto as Exhibit A.

(j)Other Loan Documents. From and after the Agreement Effective Date, each reference to the Credit Agreement in any Loan Document shall be a reference to the Credit Agreement, as amended by this Agreement, as the same may hereafter be further amended, amended and restated, supplemented or otherwise modified.
ARTICLE III
CONDITIONS PRECEDENT
3.01     Conditions of Effectiveness. This Agreement is subject to the provisions of Section 11.1 of the Credit Agreement, and shall become effective when, and only when, each of the following conditions shall have been satisfied:
(k)Deliveries. The Administrative Agent shall have received all of the following documents (in sufficient copies for each Lender), each such document (unless otherwise specified) dated the Agreement Effective Date and, each in form and substance satisfactory to the Administrative Agent:
(i)Agreement. Counterparts of this Agreement executed by the Borrower, the Administrative Agent, each Issuing Bank, each Swing Line Lender and all of the Lenders;
(ii)Officer's Certificate. A certificate executed by the Secretary or Assistant Secretary or other analogous counterpart of the Borrower (w) attaching a true and complete copy of the resolutions of its Managing Person and of all documents evidencing all necessary corporate action taken by it to authorize this Agreement and the transactions contemplated hereby, (w) attaching a true and complete copy of its Organizational Documents, (x) setting forth the incumbency of its officer or officers or other analogous counterpart who may sign this Agreement, including therein a signature specimen of such officer or officers, (y) certifying that, since February 2, 2013, there has been no change in the business, property, financial condition or results of operations of the Loan Party and its consolidated Subsidiaries taken as a whole which would reasonably be expected to have a Material Adverse Effect; and (z) certifying to the matters set forth in Section 3.01(c) hereof; and
(iii) Opinions. Favorable opinions from (i) Godfrey & Kahn S.C., and (ii) Richard D. Schepp, general counsel of the Borrower, each dated as of the Agreement Effective Date, addressed to the Administrative Agent and each Lender, as to matters customary for transactions of this type.
(l)Fees; Expenses. The Administrative Agent and, as the case may be, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”) shall have received:
(i)Fees referred to in the Amended Fee Letter dated as of the date hereof among you, Bank of America, N.A. and MLPFS; and
(ii) Fees and expenses required to be reimbursed on or before the Agreement Effective Date pursuant to Section 5.04 hereof.
(m)Representations and Warranties. The representations and warranties of the Borrower contained in Article IV shall be true and correct.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
In order to induce the Lenders to enter into this Agreement, the Borrower hereby represents and warrants that on and as of the Agreement Effective Date after giving effect to this Agreement:
4.01     Due Authorization; No Conflict. The execution and delivery by the Borrower of this Agreement and the performance by the Borrower of this Agreement and the Credit Agreement, as amended and otherwise modified by this Agreement, have been duly authorized by all necessary corporate or other organizational action of the Borrower, and do not and will not: (a) contravene the terms of the Borrower's Organizational Documents; (b) conflict with or result in any breach or contravention of, or the creation of any Lien under, or require any payment to be made under (i) any contractual obligation to which the Borrower is a party or affecting the Borrower, or any properties of the Borrower or (ii) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which the Borrower or any of their property is subject; or (c) violate any applicable Law to which the Borrower or any of their property is subject, except to the extent a violation thereof would not reasonably be expected to have a Material Adverse Effect.
4.02    Enforceability. Each of this Agreement and the Credit Agreement, as amended and otherwise modified by this Agreement, constitute a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as enforceability may be limited by applicable debtor relief laws and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).
4.03     Credit Agreement Representations. The representations and warranties of the Borrower contained in the Credit Agreement are true and correct in all material respects except (i) to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date, and (ii) to the extent that such representations and warranties are modified by a materiality standard, in which case they shall be true and correct in all respects.
4.04     No Default. No Default or Event of Default has occurred and is continuing or resulted from the consummation of the transactions contemplated by this Agreement or any other Loan Document.

ARTICLE V
MISCELLANEOUS
5.01     Loan Document. This Agreement is a Loan Document executed pursuant to the Credit Agreement and shall (unless otherwise expressly indicated herein) be construed, administered and applied in accordance with the terms and provisions thereof.
5.02     Lender Consent. For purposes of determining compliance with the conditions specified in Section 3.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required hereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Agreement Effective Date specifying its objection thereto.
5.03     Effect of Agreement. (a) The Credit Agreement, as specifically amended or otherwise modified by this Agreement, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.
(b)    The execution, delivery and effectiveness of this Agreement shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender or the Administrative Agent under the Credit Agreement, nor constitute a waiver of any provision of the Credit Agreement.
5.04     Re-allocation. Simultaneously with the effectiveness of this Agreement on the Agreement Effective Date, the parties hereby agree that (a) the Commitments of Exiting Lenders shall be re-allocated to the Continuing Lenders and after giving effect to such re-allocation such Exiting Lenders shall have no Commitments under the Amended Credit Agreement, (b) the Commitments of each of the Continuing Lenders under the Amended Credit Agreement shall be as set forth on the updated Commitment Schedule attached as Exhibit A to this Agreement (the “Amended Commitment Schedule”), and (c) on and after the effectiveness of such re-allocation, any reference to the “Lenders” under the Amended Credit Agreement shall refer to the Continuing Lenders and any other Person that shall become a party to the Amended Credit Agreement pursuant to an Assignment and Assumption (other than any such Person that ceases to be a party to the Amended Credit Agreement pursuant to an Assignment and Assumption or otherwise).
5.05     Costs and Expenses. On the Agreement Effective Date, the Borrower agrees to pay all costs and expenses of the Administrative Agent in connection with the preparation, execution and delivery of this Agreement and the other instruments and documents to be delivered hereunder (including, without limitation, the reasonable fees and expenses of counsel for the Administrative Agent) in accordance with the terms of Section 11.20 of the Credit Agreement which are invoiced to the Borrower on or prior to the Agreement Effective Date.
5.06     Section Captions. Section captions used in this Agreement are for convenience of reference only, and shall not affect the construction of this Agreement.
5.07     Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or other electronic means shall be effective as delivery of a manually executed counterpart of this Agreement.
5.08    Certain Provisions. The provisions of Sections 11.16 and 11.19 of the Credit Agreement are hereby incorporated by reference.
5.09     Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.
BORROWER:
KOHL'S CORPORATION
By /s/ Wesley McDonald
Name: Wesley S. McDonald
Title: Sr. EVP CFO

BANK OF AMERICA, N.A. in its individual capacity, as the Administrative Agent, as a Continuing Lender, an Issuing Bank and a Swing Line Lender

By /s/ Sabrina Hassan
Name: Sabrina Hassan
Title: Vice President

BANK OF AMERICA, N.A. (Canada branch), as a Continuing Lender, a Swing Line Lender for Canadian Dollar advances

By /s/ Medina Sales de Andrade
Name: Medina Sales de Andrade
Title: Vice President

U.S. Bank National Association, individually and as a Continuing Lender, an Issuing Bank and a Swing Line Lender

By /s/ Caroline V. Krider
Name: Caroline V. Krider
Title: Senior Vice President

WELLS FARGO BANK, NATIONAL ASSOCIATION, individually and as a Continuing Lender, an Issuing Bank and a Swing Line Lender

By /s/ Peter Kiedrowski
Name: Peter Kiedrowski
Title: Director

MORGAN STANLEY BANK, N.A., as a Continuing Lender

By /s/ Kelly Chin
Name: Kelly Chin
Title: Authorized Signatory

GOLDMAN SACHS BANK USA, as a Continuing Lender

By /s/ Mark Walton
Name: Mark Walton
Title: Authorized Signatory

JPMORGAN CHASE BANK, N.A., as a Continuing Lender

By /s/ Tony Wong
Name: Tony Wong
Title: Vice President

UNION BANK, N.A., as a Continuing Lender

By /s/ Dana Philbin
Name: Dana Philbin
Title: Vice President

BMO HARRIS BANK N.A., as a Continuing Lender

By /s/ Ronald J. Carey
Name: Ronald J. Carey
Title: SVP

CAPITAL ONE, N.A., as a Continuing Lender

By /s/ Gina Monette
Name: Gina Monette
Title: Vice President

FIFTH THIRD BANK, as a Continuing Lender

By /s/ Gary Losey
Name: Gary S. Losey
Title:VP - Corporate Banking

HSBC BANK USA, NATIONAL ASSOCIATION, as a Continuing Lender

By /s/ Joseph A. Philbin
Name: Joseph A. Philbin
Title: SVP

PNC BANK, NATIONAL ASSOCIATION, as a Continuing Lender

By /s/ Henry Hissrich
Name: Henry Hissrich
Title: Vice President

TD BANK, N.A., as a Continuing Lender

By /s/ Craig Welch
Name: Craig Welch
Title: Senior Vice President

THE BANK OF NEW YORK MELLON, as a Continuing Lender

By /w/ Thomas J. Tarasovich, Jr.
Name: Thomas J. Tarasovich, Jr
Title: Vice President

COMERICA BANK, as a Continuing Lender

By /s/ Heather Whiting
Name: Heather Whiting
Title: Vice President

THE NORTHERN TRUST COMPANY, as a Continuing Lender

By /s/ Pritha Majumder
Name: Pritha Majumder
Title: Officer

UBS LOAN FINANCE LLC, as an Exiting Lender

By /s/ Lana Gifas
Name: Lana Gifas
Title: Director
By /s/ Joselin Fernandes
Name: Joselin Fernandes
Title: Associate Director

Exhibit A

KOHL'S EXHIBIT A
LIST OF REVOLVING CREDIT COMMITMENT AMOUNTS

Revolving Credit Commitment Amount
Bank of America, N.A.	$110,000,000.00
U.S. Bank National Association	$110,000,000.00
Wells Fargo Bank, National Association	$110,000,000.00
Morgan Stanley Bank, N.A.	$82,000,000.00
Goldman Sachs Bank USA	$70,000,000.00
JPMorgan Chase Bank, N.A.	$70,000,000.00
Union Bank, N.A.	$70,000,000.00
BMO Harris Bank, N.A.	$44,000,000.00
Capital One, N.A.	$44,000,000.00
Fifth Third Bank	$44,000,000.00
HSBC Bank USA, National Association	$44,000,000.00
PNC Bank, National Association	$44,000,000.00
TD Bank, N.A.	$44,000,000.00
The Bank of New York Mellon	$44,000,000.00
Comerica Bank	$40,000,000.00
The Northern Trust Company	$30,000,000.00
TOTAL	$1,000,000,000.00